

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

>   **Re: MingZhu Logistics Holdings Limited**
>   **Registration Statement on Form F-3**
>   **Filed October 12, 2022**
>   **File No. 333-267839**

Dear Jinlong Yang:

　　We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-3 filed October 12, 2022

Cover Page

1.　　We note your disclosure under your About MingZhu Logistics Holdings Limited section discussing your VIE structure. Please revise your prospectus cover page to also disclose that your operations are conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China and that this structure involves unique risks to investors. Disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that

Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Please revise your prospectus cover page to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

3. We note your disclosure on pages 14-15 regarding your organizational structure. Please revise your prospectus cover page to clearly disclose how you refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Disclose that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

4. Please disclose your intentions to settle amounts owed under the VIE agreements.

About Mingzhu Logistics Holdings Limited, page 1

5. Please revise this section to disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC) or any other governmental agency that is required to approve the VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6. Please revise your disclosure in this section to provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or

distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Risk Factors

Risks Related to Our Business and Our Industry, page 25

7.   We note your disclosures on page 25 and 27 that if the PRC government deems that your contractual arrangements with the VIEs do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future you could be subject to severe penalties or be forced to relinquish your interests in those operations. Please expand your disclosure to acknowledge that as a result of any such determination by the PRC government, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

General

8.   Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement until our comments relating to your Form 20-F for the fiscal year ended December 31, 2021 have been resolved. To the extent the comments contained in our letter dated October 6, 2022 relating to the Form 20-F, including comments 1, 2, and 5, apply to the disclosure contained in the Form F-3, please make appropriate and corresponding revisions.

9.   Please provide updated interim financial statements and related disclosures as required by Item 5(b)(2) of Form F-3 and Item 8.A.5 of Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation